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02018072

STATES
HANGE COMMISSION
D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 28 2002 WASH. D.C. SECTION 340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORTHOLINK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 POWELL COURT SUITE 350
(No. and Street)

BRENTWOOD (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LANSON J. HYDE 615-376-7357
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

200 CRESCENT COURT SUITE 300 DALLAS, TX 75201-1885
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VK 3/19/02

OATH OR AFFIRMATION

I, LANSON J. HYDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORTHOLINK SECURITIES CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kimberly R. O'Leary

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ORTHOLINK SECURITIES CORPORATION

Financial Statements and Schedule

December 31, 2001

(With Independent Auditors' Report Thereon)

ORTHOLINK SECURITIES CORPORATION

Table of Contents

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report

To the Shareholder
OrthoLink Securities Corporation:

We have audited the accompanying statement of financial position of OrthoLink Securities Corporation (a wholly owned subsidiary of OrthoLink Physicians Corporation) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OrthoLink Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2002
Dallas, Texas

ORTHOLINK SECURITIES CORPORATION

Statement of Financial Position

December 31, 2001

Assets		
Cash	$	24,000
Liabilities and Shareholder's Equity		
Liability - due to Parent	$	14,602
Shareholder's equity:		
Common stock, no par value. 1,000 shares authorized, issued, and outstanding		24,000
Accumulated deficit		(14,602)
Total shareholder's equity		9,398
Total liabilities and shareholder's equity	$	24,000

See accompanying notes to financial statements.

ORTHOLINK SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2001

Expenses – regulatory fees and expenses	$	600
Net loss	$	(600)

See accompanying notes to financial statements.

ORTHOLINK SECURITIES CORPORATION

Statement of Changes in Shareholder's Equity

Year ended December 31, 2001

		Common stock	Accumulated deficit	Total
Balance at December 31, 2000		24,000	(14,002)	9,998
Net loss		—	(600)	(600)
Balance at December 31, 2001	$	24,000	(14,602)	9,398

See accompanying notes to financial statements.

ORTHOLINK SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(600)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities – due to Parent		600
Net cash used in operating activities		—
Net increase in cash		—
Balance at beginning of year		24,000
Balance at end of year	$	24,000

See accompanying notes to financial statements.

ORTHOLINK SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2001

(1) Organization and Operations

OrthoLink Securities Corporation (the Company) was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of OrthoLink Physicians Corporation (the Parent) that was acquired on February 12, 2001 by United Surgical Partners International, Inc. (USPI). Accordingly, the Company has become an indirectly wholly owned subsidiary of USPI. The Company is licensed as a fully disclosed broker-dealer by the National Association of Securities Dealers, Inc. (NASD). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the NASD requirements with respect to offering shares of affiliates of the Parent to qualified investors through agents who are required to be registered by the NASD. As such, the Company was formed to provide for the registration of these agents.

The Company has had no revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

(2) Income Taxes

The Company's results of operations are included and utilized in the federal income tax return of the Parent.

(3) Related-Party Transactions

The Company utilizes, rent free, the office of the Parent. Additionally, the Parent provides various personnel, office space, supplies, and certain other administrative services to the Company free of charge.

The Parent pays all salaries on behalf of the Company based upon the Company's utilization of employees of the Parent.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $9,398 which exceeded the minimum required amount by $4,398. The Company's aggregate indebtedness to net capital ratio was 1.6 to 1.

(5) Rule 15c3-3 and Regulatory Filings

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company properly filed the required regulatory reports in a timely manner during 2001.

(Continued)

ORTHOLINK SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Shareholder's equity per the accompanying financial statements	$	9,398
Deductions and/or charges		—
Net capital		9,398
Basic net capital requirements:		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess net capital	$	4,398
Total aggregate indebtedness	$	14,602
Ratio of aggregate indebtedness to net capital		1.6 to 1

Note: The above computation does not differ from the computation of net capital prepared by the Company as of December 31, 2001 and filed with the National Association of Securities Dealers, Inc. on January 24, 2002 on Form X-17a-5.

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report on Internal Controls
Required by SEC Rule 17a-5

To the Shareholder
OrthoLink Securities Corporation:

In planning and performing our audit of the financial statements and schedule of OrthoLink Securities Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2002

Dallas, Texas